FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell Plc: Director Declaration

LONDON, March 23/PRNewswire-FirstCall/ -- Further to an announcement made on 9 March 2006 relating to the proposed election at the forthcoming Annual General Meeting of Mr Nick Land as a Non-executive Director of Royal Dutch Shell plc, effective from 1 July 2006, there is no information required to be disclosed pursuant to Section LR 9.6.13 of the Listing Rules.

Section LR 9.6.13 relates to:

1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a Director;

2. Any unspent convictions in relation to indictable offences;

3. Details of any receiverships compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the director was an executive director at the time of or within the 12 months preceding, such events;

4. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the director was a partner at the time of, or within the 12 months preceding, such events;

5. Details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of, or within the 12 months preceding, such event; and

6. Details of any public criticisms of the director by statutory or regulatory authorities (including designated professional bodies) and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Source: Royal Dutch Shell PLC

Media Contact - Royal Dutch Shell Media Relations: +44-(0)207-934-5963

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 24 March 2006